Monthly Report - June, 2015

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (5,076,407)        2,007,938
Change in unrealized gain (loss) on open          (1,364,735)      (1,348,175)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury              11,004           11,004
      obligations
   Change in unrealized gain (loss) from U.S.        (32,993)           46,508
      Treasury obligations
Interest Income 			               36,683          183,607
Foreign exchange gain (loss) on margin deposits         8,296        (171,529)
                                                  ___________        _________
Total: Income 				          (6,418,152)          729,353

Expenses:
   Brokerage commissions 		            1,024,830        6,662,882
   Management fee 			               30,941          193,722
   20.0% New Trading Profit Share 	             (58,623)            4,644
   Custody fees 		       	               12,024           27,375
   Administrative expense 	       	               99,874          610,516
					         ------------    -------------
Total: Expenses 		                    1,109,046        7,499,139
Net Income(Loss)			   $      (7,527,198)      (6,769,786)
for June, 2015

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (205,000.706    $     5,642,030    218,602,544    224,244,574
units) at May 31, 2015
Addition of 		 	            842      1,136,818      1,137,660
1,018.267 units on June 1, 2015
Redemption of 		 	              0    (3,331,029)    (3,331,029)
(3,190.209) units on  June 30, 2015*
Net Income (Loss)               $     (164,503)    (7,362,695)    (7,527,198)
for June, 2015
         			   -------------   -------------   -----------


Net Asset Value at June 30, 2015
(202,885.855 units inclusive
of 57.091 additional units) 	      5,478,369    209,045,638    214,524,007
				  =============  ============= ==============


		GLOBAL MACRO TRUST June 2015 UPDATE
                      Year to Date     Net Asset
Series	  June ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (3.43)% 	 (3.54)%  $    1,033.95	  186,209.260 $   192,530,783
Series 2     (2.80)% 	 (1.53)%  $    1,280.49	       39.121 $        50,094
Series 3     (2.78)% 	 (1.43)%  $    1,296.68	   14,130.742 $    18,323,050
Series 4     (2.92)% 	 (0.42)%  $    1,444.14	    2,506.732 $     3,620,080

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			July 13, 2015
Dear Investor:


The Trust was unprofitable in June as volatile price action impacted financial markets worldwide. The ebb and flow of meetings, proposals, information and recriminations around the Greek Crisis, culminating in the imposition of capital controls; a week-long bank holiday; and a nationwide referendum rattled equity, bond and currency markets. The on-again off-again prospects for a Federal Reserve rate increase and uncertainty about the Chinese growth outlook added to market anxiety. Losses from trading financial futures and grain futures outpaced the gain from trading metal futures. Trading of energy, soft commodity and livestock futures were each nearly flat.

Equity futures were buffeted in a positive way by improving economic data from the U.S. and Europe, and in a negative way by the unfolding
Greek tragedy; by economic growth concerns and wild swings in equity markets in China that prompted a Bank of China rate cut; and by worries about the timing of possible Fed rate increases. In the end, the negative influences carried the day and long positions in U.S., U.K., European, Canadian, Australian, and Asian stock futures posted losses. A short VIX trade was unprofitable as volatility spiked, especially near month-end.

Though the path was not a straight line partly due to reduced global bond market liquidity, the better U.S. economic news pushed U.S. interest rates higher, producing losses from long positions in U.S. note futures. Long positions in Canadian and Japanese bond futures and in U.K.
bond and short sterling futures also registered losses. The repercussions from Greece led to losses on long positions in French and Italian bond futures, but gains on long positions in safe haven German notes and bonds. Currency trading was fractionally unprofitable in June. Long U.S. dollar trades versus the currencies of Japan, Poland, the Czech Republic and Sweden, and short dollar trades versus Australia and Brazil were unprofitable, as was trading of the Russian ruble. Short euro trades against a number of currencies were also slightly unprofitable. Meanwhile, long positions in the pound sterling, Indian rupee, Israeli shekel, and Swiss franc relative to the dollar generated partially offsetting gains, as did long U.S. and Canadian dollar trades against the New Zealand dollar.

Grain prices, which have been falling rather persistently, rose somewhat, as heavy rains in the U.S. threatened to delay harvests of some crops and planting of others. Consequently, losses on short corn and wheat positions outdistanced the gains from long soybean and soybean meal trades.

Short positions in aluminum, copper, nickel, palladium and silver were fractionally profitable as China's slowdown led to reduced demand and some increased supplies on world markets. Increased palladium production from South Africa also weighed on prices.



   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman